UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   September  2003            File No.    0-50169

Sovereign Chief Ventures Ltd.

(Name of Registrant)

333 Cedar Street, Suite 300, Abilene Texas 79601

(Address of principal executive offices)

1.

News Release dated September 16, 2003

2.

News Release dated September 25, 2003

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Sovereign Chief Ventures Ltd..

(Registrant)

Dated:  October 15, 2003             By:  /s/ Bill O. Wood

                                                             Bill O. Wood, President

SOVEREIGN CHIEF VENTURES LTD.

333 CEDAR STREET, SUITE 300

ABILENE, TEXAS 79601

N E W S   R E L E A S E

Trading Symbols:

     TSX Venture Exchange: SCV.TSXV

     Frankfurt Stock Exchange: OVG/WKN938931

Lasley Prospect Progress Report

September 16, 2003 - At the Company's Lasley Prospect in Caddo County, Oklahoma, the Company has been notified by Chesapeake Energy Corporation (CHK:NYSE) that the Alley Cat 1-14 has been completed in the Lower Cunningham at a depth of 15,948 feet and is selling approximately 2.5 million cubic feet of gas per day (MMCFGPD). The operator began selling gas from the Alley Cat 1-14 on the 4th of September and the present sales price is $5.10 per thousand cubic feet (MCF) in the area. Sovereign has a 1.25%+/- working interest in the formations deeper than 13,500 feet and a 4.73% +/- working interest in formations at a depth above 13,500 feet. The Alley Cat 1-14 is the first of four locations to be drilled in this section.

The Alley Cat #1-14 is the second well in which the Company has participated with Chesapeake. The first well, Kardokus A 1-10 was drilled to 13,500 feet in January 2003 and is producing 1.8 MMCFGPD from the Red Fork formation.

Western Oil and Gas Development Corp. (Western), as operator advises their Kardokus 3-10 is producing from the Red Fork "D" sand at a depth of 12,900 feet. The well commenced sales on September 1, 2003 and is presently selling 2 MMCFGPD. The Kardokus lease has three additional locations to drill in 2004. Sovereign has a 17.924%+/- working interest in the Kardokus lease.

Western has begun drilling on the Tiger 2-15 and it is to be drilled to a total depth of 13,700 feet to test the

Red Fork formations and is located one mile south of the Kardokus 3-10. The Tiger 2-15 is the first well of four locations to be drilled in section 15. Sovereign has a 16.25%+/ - working interest in the Tiger 2-15.

After drilling the Tiger 2-15, Western will move the rig to the Williams 2-9 and drill to a total depth of approximately 15,000 feet to test the Red Fork and Atoka formations. This will be the first of four locations to be drilled in Section 9. The Company has a 16.25%+/- working interest in the lease.

The Lasley Prospect covers 10 sections of land (6,400 acres). As reported above, 3 wells have already been completed as successful gas wells. In addition to the Tiger and Williams locations announced in this release, Western plans one more well to be drilled in 2003 and projects 19 additional locations to be drilled in 2004 and 2005 on the Lasley Prospect. The Company will have similar working interest as the Kardokus and Tiger leases.

Additional information can be obtained at Sovereign's web site www.sChiefv.com

"Bill O. Wood"

Bill O. Wood, President

Telephone: (325) 676-8500             Facsimile: (325) 676-8106         Email:info@schiefv.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy accuracy of this news release.

SOVEREIGN CHIEF VENTURES LTD.

333 CEDAR STREET, SUITE 300

ABILENE, TEXAS 79601

N E W S   R E L E A S E

Trading Symbols:

     TSX Venture Exchange: SCV.TSXV

     Frankfurt Stock Exchange: OVG/WKN938931

Lasley Prospect Progress Report

September 25, 2003 - At the Company's Lasley Prospect in Caddo County, Oklahoma, the Company has been notified by the operator Western Oil and Gas Development Corp. (Western), that after increasing the choke size and flow line the Kardokus 3-10 produced 3.4 million cubic feet of gas per day (MMCFGPD) on the 15 th of September. This is an increase of 70% since sales commenced on September 1, 2003 selling 2 MMCFGPD. The well is producing from the Red Fork "D" sand at a depth of 12,900 feet. Western plans to stabilize the production rate at 2.6 MMCFGPD. The Kardokus lease has three additional locations to drill in 2004. Sovereign has a 17.924%+/- working interest in the Kardokus lease.

Tiger 2-15

Western has begun drilling on the Tiger 2-15 and it is presently at a depth of 7,327 feet and the well is to be drilled to a total depth of 13,700 feet to test the Red Fork formations. The well is located one mile south of the Kardokus 3-10. The Tiger 2-15 is the first well of four locations to be drilled in section 15. Sovereign has a 16.25%+/- working interest in the Tiger 2-15.

The Lasley Prospect covers 10 sections of land (6,400 acres). Three wells have already been completed as successful gas wells. In addition to the Tiger 2-15, Western plans two more wells to be drilled in 2003 and projects 19 additional locations to be drilled in 2004 and 2005 on the Lasley Prospect. The Company will have similar working interest as the Kardokus and Tiger leases.

Sovereign Chief Ventures is an oil and natural gas exploration company, which has production in Western Oklahoma and Texas. The Company’s corporate mandate is to locate and exploit relatively low risk, high return natural gas and oil prospects.

Additional information can be obtained at Sovereign's web site www.sChiefv.com

"Bill O. Wood"

Bill O. Wood, President

Telephone: (325) 676-8500     Facsimile: (325) 676-8106          Email:info@schiefv.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy accuracy of this news release.